       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 1996
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             -------------------

                                   DVI, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                          22-2722773
  (State or other jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                          Identification Number)

                                 500 HYDE PARK
                         DOYLESTOWN, PENNSYLVANIA 18901
                                 (215) 345-6600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              STEVEN R. GARFINKEL
                                   DVI, INC.
                                 500 HYDE PARK
                         DOYLESTOWN, PENNSYLVANIA 18901
                                 (215) 345-6600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -------------------

                                   COPIES TO:

         JOHN A HEALY, ESQ.                             JONATHAN JEWETT
           Rogers & Wells                             Shearman & Sterling
          200 Park Avenue                            599 Lexington Avenue
     New York, New York  10166                     New York, New York 10022

                             -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                             -------------------

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                             -------------------

                       CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                       Proposed Maximum    Proposed Maximum      Amount of
       Title of each class of securities           Amount to be        Aggregate Price         Aggregate        Registration
               to be registered                     Registered           Per Unit(1)        Offering Price          Fee
----------------------------------------------------------------------------------------------------------------------------
Debt Securities . . . . . . . . . . . . . . .      $100,000,000              100%            $100,000,000      $30,304
============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

                             -------------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has been filed   *
*  with the Securities and Exchange Commission.  These securities may     *
*  not be sold nor may offers to buy be accepted prior to the time the    *
*  registration statement becomes effective.  This prospectus shall not   *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED NOVEMBER 29, 1996

PROSPECTUS



                                  $100,000,000

                                   DVI, INC.

                                DEBT SECURITIES

                             -------------------


DVI, Inc. (the "Company") may offer from time to time, together or separately, notes, debentures or other evidences of indebtedness ("Debt Securities") in one or more series at an aggregate offering price not to exceed $100,000,000. Debt Securities may be issuable in registered form without coupons. The Company will offer Debt Securities to the public on terms determined by market conditions.


The accompanying Prospectus Supplement will set forth the specific terms of the Debt Securities, including the ranking as unsubordinated Debt Securities, the specific designation, aggregate principal amount, purchase price, maturity, redemption terms, interest rate (or manner of calculation thereof), time of payment of interest (if any), terms for any conversion (including the terms relating to the adjustment thereof), listing (if any) on a securities exchange and any other specific terms of the Debt Securities.


The Debt Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities. The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.

                             -------------------

See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be carefully considered by prospective investors.

This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                             -------------------


                The date of this Prospectus is           , 1996
                                               ----------

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.


                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the world-wide web at http://www.sec.gov that contains reports, proxy statements and other information regarding the Company. Such reports, proxy statements and other information can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 on which exchange the Company's common stock is traded.

      The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus and any Prospectus Supplement as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed with the Commission (Registration No. 0-16271) are hereby incorporated by reference in this
Prospectus:

      1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996; and

      2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

      All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates the termination of the offering of the Debt Securities made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above other than exhibits to such documents. Written or oral requests for such copies should be directed to: DVI, Inc., 500 Hyde Park, Doylestown, Pennsylvania 18901 (Telephone: 215-345-6600), Attention: Legal Department.


                                  THE COMPANY

      DVI, Inc. (the "Company") is a specialty finance company whose core business is financing diagnostic imaging, radiation therapy and other types of sophisticated medical equipment used by outpatient healthcare providers, medical imaging centers, groups of physicians, integrated healthcare delivery networks and hospitals. In addition to originating equipment loans, the Company purchases medical equipment loans and leases originated by regional finance companies ("Originators") through its wholesale loan purchase program (the "Wholesale Program") and provides innovative finance programs for manufacturers and vendors of a broad range of lower cost patient treatment devices. The Company also provides lines of credit to a wide variety of healthcare providers substantially all of which are collateralized by third party medical receivables due from Medicare, Medicaid, Health Maintenance Organizations ("HMOs"), Preferred Provider Organizations ("PPOs") and commercial insurance companies. By effectively and efficiently servicing the equipment financing needs of healthcare providers and at the same time building productive relationships with medical equipment manufacturers and vendors seeking to arrange financing for their customers, the Company has established a niche leadership position among independent finance companies serving the medical industry.

      The Company is a Delaware corporation and conducts its business operations through operating subsidiaries. The principal operating subsidiaries are DVI Financial Services Inc. ("DVI Financial Services") and DVI Business Credit Corporation ("DVI Business Credit"). The Company conducts securitizations through special purpose subsidiaries, each of which is wholly owned by DVI Financial Services. The Company also conducts other structured financings through limited purpose subsidiaries or through DVI Financial Services. The obligors under the Company's various warehouse credit facilities are DVI Financial Services or DVI Business Credit. Except as the context otherwise requires, the term "Company" refers to DVI, Inc. and its wholly owned subsidiaries.

      The executive offices of the Company are located at 500 Hyde Park, Doylestown, Pennsylvania 18901 (Telephone: 215-345-6600).

                                  RISK FACTORS

      An investment in the Debt Securities offered hereby involves a high degree of risk. Prospective purchasers of Debt Securities should carefully consider the following risk factors in addition to the other information set forth in this Prospectus and any Prospectus Supplement.

      SUBSTANTIAL INDEBTEDNESS AND LEVERAGE. The Company currently has substantial outstanding indebtedness and, subsequent to the offering of Debt Securities, the Company will be highly leveraged. As of September 30, 1996, the Company and its consolidated subsidiaries had total debt of $398.8 million, of which $180.0 million was full recourse debt and $218.8 million was limited recourse debt. Of the $398.8 million of total debt, $260.6 million was long-term debt and $138.2 million was short-term debt. After completion of the Offering, the Company will have substantial debt service requirements. The ability of the Company to repay its indebtedness, including the Debt Securities, will depend upon future operating performance, which is subject to the performance of the Company's loan portfolio, the success of the Company's business strategy, prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. The degree to which the Company is leveraged also may impair its ability to obtain additional financing on acceptable terms.

      ABILITY TO SERVICE DEBT; NEGATIVE CASH FLOWS AND CAPITAL NEEDS. Although the Company believes that cash available from operations and financing activities will be sufficient to enable it to make required interest payments on the Debt Securities and its other debt obligations and other required payments, there can be no assurance in this regard and the Company may encounter liquidity problems which could affect its ability to meet such obligations while attempting to withstand competitive pressures or adverse economic conditions. In such circumstances, the value of the Debt Securities could be materially adversely affected.

      In a securitization, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization, but does not receive the cash representing such gain until it receives the excess servicing, which in general is payable over the actual life of the loans securitized. The Company incurs significant expense in connection with a securitization and incurs both current and deferred tax liabilities as a result of the gain on sale. Therefore, the Company requires continued access to short- and long-term external sources of cash to fund its operations.

      The Company expects to continue to operate on a negative cash flow basis as the volume of the Company's loan purchases and originations increases and its securitization program grows. The Company's primary cash requirements include the funding of: (i) loan originations and purchases pending their securitization and sale; (ii) fees and expenses incurred in connection with the securitization of loans; (iii) reserve account or overcollateralization requirements in connection with the securitization and sale of the loans; (iv) tax payments due on recognition of excess servicing gain; (v) ongoing administrative and other operating expenses; and (vi) interest and principal payments under the Company's warehouse facilities and other indebtedness.

      The Company's primary sources of liquidity in the future are expected to be existing cash fundings under its warehouse facilities, sales of loans through securitizations and other permanent fundings, the net proceeds from sales of Debt Securities and further issuances of debt or equity.

      The Company's primary sources of liquidity as described in the paragraph above are expected to be sufficient to fund the Company's liquidity requirements for at least the next 12 months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to operate on a negative cash flow basis for the foreseeable future, it anticipates that it will need to effect debt or equity financings regularly. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available.

      HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW OF OPERATING COMPANIES; EFFECTIVE SUBORDINATION. The Debt Securities will be obligations solely of the Company, which is a holding company with no business operations of its own. The Company's assets consist primarily of its ownership interests in its operating subsidiaries and all of the operations of the Company are conducted through its subsidiaries, which are separate and distinct legal entities and, unless otherwise provided in any Prospectus Supplement, have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available to the Company to enable it to make payments on the Debt Securities or meet working capital needs or other liabilities of the Company, or for any other reason. In addition, to the extent that any of the operating subsidiaries generates positive cash flow, the Company may be unable to access such cash flow because certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends or interest and principal on the Debt Securities, and such entities are likely to continue to be subject to
such restrictions and prohibitions for the foreseeable future.   The Debt
Securities also will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries because the Company's right to receive the assets of any such entities upon their liquidation, dissolution or reorganization will be effectively subordinated to the claims of such entities' creditors arising from the first priority perfected liens on those assets granted under warehouse facilities and other loans. To the extent that the Company is itself recognized as a creditor of any such subsidiary, the claims of the Company would still be subordinated to the claims of such entities' trade creditors as well as any indebtedness of such entity that is senior in right of payment to the Company's claim or that is secured by the assets of any such entity. As of September 30, 1996, the Company's subsidiaries had total debt of $385.6 million, $166.8 million of which was full recourse and $218.8 million of which was limited recourse.

      DEPENDENCE ON WAREHOUSE FINANCING. The Company's ability to sustain the growth of its financing business is dependent upon funding obtained through warehouse facilities until its equipment and other loans are permanently funded. The funds the Company obtains through warehouse facilities are full recourse short-term borrowings secured primarily by the underlying equipment, the medical receivables and other collateral. These borrowings are in turn typically repaid with the proceeds received by the Company when its equipment and other loans are securitized or sold. At September 30, 1996 the Company had available an aggregate of approximately $376.5 million under various warehouse facilities, approximately $298.5 million of which is available for funding equipment loans and approximately $78.0 million of which is available for funding medical receivables loans. There can be no assurance that this type of warehouse financing will continue to be available to the Company on acceptable terms. If the Company were unable to arrange continued access to acceptable warehouse financing, the Company would have to curtail its equipment and other loan originations, which in turn would have a material adverse effect on the Company's financial condition and results of operations.

      DEPENDENCE ON PERMANENT FUNDING PROGRAMS. The Company's use of securitization as its principal form of permanent funding is an important part of the Company's business strategy. If for any reason the Company were to become unable to access the securitization market to fund permanently its equipment and other loans, the consequences for the Company would be materially adverse. The Company's ability to complete securitizations and other structured finance transactions depends upon a number of factors, including general conditions in the credit markets, the size and liquidity of the market for the types of receivable-backed securities issued or placed in securitizations sponsored by the Company and the overall performance of the Company's loan portfolio. The Company does not have binding commitments from financial institutions or investment banks to provide permanent funding for its equipment or medical receivables loans.

      IMPACT OF CREDIT ENHANCEMENT REQUIREMENTS. In connection with its securitizations and other structured financings, the Company is required to provide credit enhancement for the debt obligations issued and sold to third parties. Typically, the credit enhancement consists of cash deposits, the funding of subordinated tranches and/or the pledge of additional equipment or other loans that are funded with the Company's capital. The requirement to provide this credit enhancement reduces the Company's liquidity and requires it to obtain additional capital. If the Company is unable to obtain and maintain sufficient capital, it may be required to halt or curtail its securitization or other structured financing programs, which in turn would have a material adverse effect on the Company's financial condition and operations.

      CREDIT RISK. Many of the Company's customers are outpatient healthcare providers, the loans to whom often require a high degree of credit analysis. Although the Company seeks to mitigate its risk of default and credit losses through its underwriting practices and loan servicing procedures and through the use of various forms of non-recourse or limited recourse financing (in which the financing sources that permanently fund the Company's equipment and other loans assume some or all of the risk of default by the Company's customers), the Company remains exposed to potential losses resulting from a default by an obligor. Obligors' defaults could cause the Company to make payments to the extent the Company is obligated to do so and in the case of its permanent equipment and other funding arrangements to the extent of the Company's remaining credit enhancement position; could result in the loss of the cash or other collateral pledged as credit enhancement under its permanent equipment and other funding arrangements; or could require the Company to forfeit any residual interest it may have retained in the underlying equipment. During the period after the Company initially funds an equipment or other loan and prior to the time it funds the loan on a permanent basis, the Company is exposed to full recourse liability in the event of default by the obligor. In addition, under the terms of securitizations and other types of structured finance transactions, the Company generally is required to replace or repurchase equipment and other loans in the event they fail to conform to the representations and warranties made by the Company, even in transactions otherwise designated as non-recourse or limited recourse.

      Defaults by the Company's customers also could adversely affect the Company's ability to obtain additional financing in the future, including its ability to use securitization or other forms of structured finance. The sources of such permanent funding take into account the credit performance of the equipment and other loans previously financed by the Company in deciding whether and on what terms to make new loans. In addition, the credit rating agencies and insurers that are often involved in securitizations consider prior credit performance in determining the rating to be given to the securities issued in securitizations sponsored by the Company and whether and on what terms to insure such securities. To date, all of the Company's medical receivable loans (as opposed to its equipment loans) have been funded on a full recourse basis whereby the Company is fully liable for any losses that are incurred.

      Under the Company's Wholesale Program, the Company purchases equipment loans from Originators that generally do not have direct access to the securitization market as a source of permanent funding for their loans. The Company does not work directly with the borrowers at the origination of these equipment loans and therefore is not directly involved in structuring the credits, however the Company independently verifies credit information supplied by the Originator. Accordingly, the Company faces a somewhat higher degree of risk when it acquires loans under the Wholesale Program on a wholesale basis. During the twelve-month period ended June 30, 1996 and the three month period ended September 30, 1996, loans purchased under the Wholesale Program constituted 29.5% and 34.0%, respectively, of the total loans originated during the period. There can be no assurance that the Company will be able to grow this business successfully or avoid the credit risks related to wholesale loan origination.

      INTEREST RATE RISK. When the Company borrows funds through warehouse facilities, it is exposed to certain risks caused by interest rate fluctuations. Although the Company's equipment loans are structured and permanently funded on a fixed interest rate basis, it uses warehouse facilities until permanent funding is obtained. Because funds borrowed through warehouse facilities are obtained on a floating interest rate basis, the Company uses hedging techniques to protect its interest rate margins during the period that warehouse facilities are used prior to an anticipated securitization and sale. The Company uses derivative financial instruments, such as forward rate agreements, forward market sales or purchases of treasury securities, and interest rate swaps and caps, to manage its interest rate risk. The derivatives are used to manage three components of this risk; mismatches of the maturity of assets and liabilities on the Company's balance sheet, hedging anticipated loan securitizations and sales, and interest rate spread protection. There can be no assurance, however, that the Company's hedging strategy or techniques will be effective, that the profitability of the Company will not be adversely affected during any period of changes in interest rates or that the costs of hedging will not exceed the benefits. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. In certain circumstances, the Company for a variety of reasons may retain for an indefinite period certain of the equipment and other loans it originates. In such cases, the Company's interest rate exposure may continue for a longer period of time.

      POSSIBLE ADVERSE CONSEQUENCES FROM RECENT GROWTH. In the past three years, the Company originated a significantly greater number of equipment and other loans than it did in previous years. As a result of this rapid growth, the Company's loan portfolio grew from $234.0 million at June 30, 1994 to $474.3 million at September 30, 1996. In light of this growth, the historical performance of the Company's loan portfolio, including rates of credit loss, may be of limited relevance in predicting future loan portfolio performance. Any credit or other problems associated with the large number of equipment and other loans originated in the recent past will not become apparent until sometime in the future. Further, while the Company's loan originations have grown substantially in the past three years, its net interest margins have declined during that same period due to a general decline in interest rates, the Company's pricing strategy, the sale of higher-yielding loans to finance the cost of its developing domestic and international business units and the increase in the amount of lower-yielding credit enhancements due to the increased number of securitizations. Periodic permanent financing which shifts portions of the Company's borrowings from short term facilities to more costly long term facilities increases the cost of funds. As a result, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance.

      ABILITY TO SUSTAIN GROWTH. To sustain the rates of growth it has achieved in the last three years, the Company will be required to penetrate further the markets for lower cost diagnostic imaging equipment and for other types of medical equipment or devices such as lasers used in patient treatment. The Company faces significant barriers to entry in the patient treatment device market, which is more diverse than the diagnostic imaging market because of the larger number of manufacturers and types of products and the greater price range of those products. The Company has limited experience in the patient treatment device market. In an effort to obtain access to new markets, the Company has initiated operations internationally and has made investments in certain emerging markets. The success and ultimate recovery of these investments is dependent upon many factors including foreign regulation and business practices, currency exchange regulations and currency fluctuations and the achievement of management's planned objectives for these markets. There can be no assurance that the Company will be able to penetrate and compete effectively in the markets described above.

      RISKS RELATED TO THE MEDICAL RECEIVABLE FINANCING BUSINESS. In July 1993, the Company entered the medical receivable financing business and expects to focus on this business as a part of the Company's growth strategy. The Company's medical receivable financing business generally consists of providing loans to healthcare providers that are secured by their receivables from payors such as insurance companies, large self-insured companies and governmental programs and by other collateral. While the Company expects to focus on this business as a significant part of its growth strategy, there can be no assurance that the Company will be able to expand this business successfully or avoid related liabilities or losses. The Company has funded its medical receivable financing business to date through the use of the Company's capital; a $25 million securitization; a recently established $50.0 million medical receivables warehouse/securitization facility; and, on a limited basis, through the Company's revolving credit facility which the Company generally uses for its equipment financing business. The growth of the Company's medical receivable financing business is dependent upon the Company's ability to obtain additional funding facilities to finance medical receivables loans.

      While the medical receivable financing business shares certain characteristics, including an overlapping customer base, with the Company's core equipment financing business, there are many differences, including unique risks. Healthcare providers could overstate the quality and characteristics of their medical receivables, which the Company analyzes in determining the amount of the line of credit to be secured by such receivables. After the Company has established or funded a line of credit, the healthcare providers could change their billing and collection systems, accounting systems or patient records in a way that could adversely affect the Company's ability to monitor the quality and/or performance of the related medical receivables. There are technical legal issues associated with creating and maintaining perfected security interests in medical receivables, specifically those generated by Medicaid and Medicare claims. Payors may make payments directly to healthcare providers that have the effect (intentionally or otherwise) of circumventing the Company's rights in and access to such payments. Payors may attempt to offset their payments to the Company against debts owed to the payors by the healthcare providers. In addition, as a lender whose position is secured by receivables, the Company is likely to have less leverage in collecting outstanding receivables in the event of a borrower's insolvency than a lender whose position is secured by medical equipment that the borrower needs to run its business. A borrower that receives medical receivables loans from the Company and defaults on obligations secured by such receivables may require additional loans, or modifications to the terms of existing loans, in order to continue operations and repay outstanding loans. The Company may have a conflict of interest when it acts as servicer for an equipment-based securitization and originates medical receivables loans to borrowers whose equipment loans have been securitized. The Company's efforts to develop suitable sources of funding for its medical receivable financing business through securitization or other structured finance transactions may be constrained or hindered due to the fact that the use of structured finance transactions to fund medical receivables is a relatively new process. While the Company believes it has structured its credit policies and lending practices to take into account these and other factors, there can be no assurance the Company will not sustain credit losses in connection with its medical receivable financing business or that the medical receivable financing business will meet the Company's growth expectations.

      MEDICAL EQUIPMENT MARKET. The demand for the Company's equipment financing services is affected by numerous factors beyond the control of the Company. These factors include general economic conditions, including the effects of recession or inflation, and fluctuations in supply and demand for various types of sophisticated medical equipment resulting from, among other things, technological and economic obsolescence and government regulation. In addition, the demand for sophisticated medical equipment also may be negatively affected by reductions in the amount of reimbursement to healthcare providers for their services from third-party payors such as insurance companies, large self-insured companies and government programs, and the increased use of managed healthcare plans that often restrict the use of certain types of high technology medical equipment. At September 30, 1996, financing for purchases of magnetic resonance imaging ("MRI") machines accounted for approximately 44.7% (by dollar volume) of the total loans originated by the Company. Any substantial decrease in the Company's loan originations for the purchase of MRI machines could have a material adverse effect on the Company.

      HEALTHCARE REFORM. During the past half decade, large U.S. corporations and U.S. consumers of healthcare services have substantially increased their use of managed healthcare plans such as HMOs and PPOs. This development has increased the purchasing power of those plans, which in turn have used that power to lower the amounts they pay for healthcare services. Since 1993, numerous proposals have been presented to Congress to restructure the U.S. healthcare system. The principal features of these proposals are to provide universal access to healthcare services and to achieve overall cost containment. To date, none of the proposals initiated at the federal government level have been enacted. In the private sector, however, cost containment initiatives have continued. Certain aspects of these actual and proposed cost containment initiatives, particularly plans to eliminate payment for duplicative procedures, may reduce the overall demand for the types of medical equipment financed by the Company. Declining reimbursement for medical services also could cause hospitals, physician groups and other healthcare providers, which form a significant portion of the Company's customer base, to experience cash flow problems. This in turn could negatively impact their ability to meet their financial obligations to the Company and/or reduce their future equipment acquisitions which could adversely affect the Company. The Company believes that the general movement toward a managed healthcare system in the U.S. will materially reduce the demand for medical equipment and for related financing.

      DEPENDENCE ON REFERRALS AND SUPPORT FROM EQUIPMENT MANUFACTURERS. The Company obtains a significant amount of its equipment financing business through referrals from manufacturers of diagnostic imaging equipment and other manufacturers of medical equipment it finances. In addition, these manufacturers occasionally provide credit support for or assume first loss positions with respect to equipment financing they refer to the Company. These manufacturers are not contractually obligated to refer their customers to the Company for equipment financing or to provide credit support or assume first loss positions in connection with their referrals. There is no assurance that these manufacturers will continue to refer equipment financing opportunities to the Company or to provide credit support or assume first loss positions. If for any reason the Company were no longer to benefit from these referrals or related credit support and assumptions of first loss positions, its equipment financing business would be materially adversely affected.

      COMPETITION. The business of financing sophisticated medical equipment is highly competitive. The Company competes with equipment manufacturers that sell and finance sales of their own equipment and finance subsidiaries of national and regional commercial banks and equipment leasing and financing companies. Many of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, the competition in the new markets recently targeted by the Company, specifically the patient treatment device financing market and medical receivable financing market, may be greater than the levels of competition historically experienced by the Company.

      The Company believes that increased equipment loan originations during the past three years resulted, in part, from a decrease in the number of competitors in the higher cost medical equipment financing market and the Company's high level of penetration in this market. There can be no assurance that new competitive providers of financing will not enter the medical equipment financing market in the future. To meet its long-term growth objectives, the Company must penetrate further its targeted markets for lower cost medical equipment and medical receivable financing businesses. Such penetration may require the Company to reduce its margins to be competitive in the lower cost medical equipment and medical receivable financing businesses. In addition, there can be no assurance that the Company will sustain the same level of equipment loan originations in future periods as during the past three years or that it will be able to meet its long-term growth objectives.

      NO PRIOR PUBIC TRADING MARKET FOR THE DEBT SECURITIES. Prior to the Offering of any series of Debt Securities, there will have been no public market for such series of Debt Securities and there can be no assurance as to the liquidity of the trading market for such series of Debt Securities or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of such series of Debt Securities may be adversely affected.

      INVESTEE COMPANY. The Company has receivables from and investments in Diagnostic Imaging Services, Inc. ("DIS"), a company that operates diagnostic imaging equipment and accordingly is subject to the risks of that business. At September 30, 1996, the total amount of outstanding receivables due to the Company from DIS was $20.8 million. DIS received a qualified going concern opinion from its auditors on its December 31, 1995 financial statements. In addition, the Company owns approximately 4.5 million shares of convertible preferred stock (Series F and Series G) of DIS. The DIS preferred stock has an aggregate liquidation preference of approximately $4.5 million, is redeemable at the option of DIS for approximately $4.5 million plus accrued dividends, and is convertible into common stock of DIS at $2.482 per share for the Series F convertible preferred stock and $2.00 per share for the Series G convertible preferred stock. In addition, the majority shareholder of DIS has the right to repurchase the DIS convertible preferred stock for approximately $4.5 million plus accrued dividends through September 2001.

      DEPENDENCE UPON KEY PERSONNEL. The ability of the Company to successfully continue its existing financing business, to expand into its targeted markets and to develop its newer businesses depends upon the ability of the Company to retain the services of its key management personnel, including Michael A. O'Hanlon, the Company's President and Chief Executive Officer. The loss of any of these individuals or an inability to attract and maintain additional qualified personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing management personnel or to attract additional qualified personnel.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following are the ratios of consolidated earnings to fixed charges for the Company for each of the fiscal years ended June 30, 1992, 1993, 1994, 1995 and 1996 and for the three months ended September 30, 1995 and 1996.

                                                               THREE MONTHS
                                                                   ENDED
                             FISCAL YEAR ENDED JUNE 30,        SEPTEMBER 30,
                        ------------------------------------  --------------
                          1992   1993    1994   1995    1996   1995    1996
                        -------  -----  ------  -----  -----  ------  ------
RATIO:
  Earnings/Fixed
  Charges   . . . . .     1.82   1.89    1.49   1.31    1.47   1.46    1.42
                          ----   ----    ----   ----    ----   ----    ----


      For purposes of computing this ratio, earnings consist of earnings from continuing operations before provision for income taxes, equity in net loss of investees and discontinued operations. Fixed charges are interest expense.


                                USE OF PROCEEDS

      Except as may otherwise be set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Debt Securities offered hereby for general corporate purposes, which may include the continued expansion and diversification of its financing activities, both by internal growth and by acquisition; repayment of any outstanding indebtedness of the Company or its subsidiaries; or for such other uses as may be set forth in a Prospectus Supplement. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, interest bearing securities.


                         DESCRIPTION OF DEBT SECURITIES

      The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement will be described therein. The Debt Securities will be issued under the Indenture (the "Indenture"), between the Company and the trustee named in the applicable Prospectus Supplement (the "Trustee") prior to the issuance of the Debt Securities. The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended.

      The statements herein relating to the Debt Securities and the Indenture are summaries and are subject to the detailed provisions of the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and, where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference and with respect to any particular Debt Securities, to the description thereof in the Prospectus Supplement related thereto. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

GENERAL

      The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities when issued will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

      The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of and any premium and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities at the option of the Holders; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars; (12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon acceleration of the maturity thereof;
(14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (15) the applicability of any provisions described under "--Defeasance or Covenant Defeasance of Indenture"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of, and modifications to, any provisions described under "Events of Default" and any additional Event of Default applicable thereto; (18) any covenants applicable to such Debt Securities in addition to, or in lieu of, the covenants described under "--Certain Covenants of the Company"; (19) whether such Debt Securities are secured; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

      Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such original issue discount Debt Securities will be described in the applicable Prospectus Supplement.

      If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

FORM, REGISTRATION, TRANSFER AND PAYMENT

      Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

      All monies paid by the Company to a Paying Agent (as defined in the Indenture) for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder (as defined in the Indenture) of such Debt Security may look only to the Company for payment thereof.


BOOK-ENTRY DEBT SECURITIES

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

      The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

      Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters of, or agents for, such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security.
Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

      Debt Securities will be issued in fully registered, certificated form ("Definitive Securities") to holders or their nominees, rather than to the Depositary or its nominee, only if (i) the Depositary advises the applicable Trustee in writing that the Depositary is no longer willing or able to discharge properly its responsibilities as depositary with respect to such Debt Securities and it is unable to locate a qualified successor, (ii) the Company, at its option, elects to terminate the book-entry system or (iii) after the occurrence of an Event of Default with respect to such Debt Securities, a Holder of Debt Securities advises the applicable Trustee in writing that it wishes to receive a Definitive Security.

      Upon the occurrence of any event described in the immediately preceding paragraph, the applicable Trustee will be required to notify all applicable holders through the Depositary and its participants of the availability of Definitive Securities. Upon surrender by the Depositary of the definitive certificates representing the corresponding Debt Securities and receipt of instructions for re- registration, the applicable Trustee will reissue such Debt Securities as Definitive Securities to such holders.

      So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or nominee will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS

            "Capital Stock" of any person means any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's equity interest (however designated).

            "Capitalized Lease Obligation" means, with respect to any person, an obligation incurred or assumed under or in connection with any capital lease of real or personal property that, an obligation incurred or assumed under or in connection with any capital lease of real or personal property that, in accordance with GAAP, has been recorded as a capitalized lease.

            "Closing Date" means, with respect to any Debt Securities, the date on which such Debt Securities are originally issued under the Indenture.

            "Consolidated Net Worth" means, at any date of determination, stockholders' equity of the Company and its Restricted Subsidiaries as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Debt, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

            "Debt" means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent (a) every obligation of such person for money borrowed, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (d) every obligation of such person issued or assumed as the deferred purchase price of property or services, (e) Capitalized Lease Obligations, (f) all Disqualified Stock of such person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends, (g) all obligations of such person under or in respect of Hedging Agreements, and (h) every obligation of the type referred to in clauses (a) through (g) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed. For purposes of this definition, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified stock as if such Disqualified Stock were repurchased on any date on which Debt is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Disqualified Stock. Notwithstanding the foregoing, trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by such person will not be considered Debt for purposes of this definition.

            "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

            "Disqualified Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise (i) is or upon the happening of any event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes, (ii) is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity or
(iii) at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect on the Closing Date.

            "Hedging Obligations" means the obligations of any person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or the value of foreign currencies.

            "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A person will be deemed to own subject to a Lien any property that such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

            "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

            "Significant Subsidiary" means any Restricted Subsidiary of the Company that together with its Subsidiaries, (a) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated net sales of the Company and its Restricted Subsidiaries or (b) as to the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, in the case of either (a) or (b), as set forth on the most recently available consolidated financial statements of the Company for such fiscal year or (c) was organized or acquired since the end of such fiscal year and would have been a Significant Subsidiary if it had been owned during such fiscal year.

            "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or installment of interest is due and payable and, when used with respect to any other Debt, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or any installment of interest thereon is due and payable.

            "Subsidiary" means any person a majority of the equity ownership or Voting Stock of which is at the time owned, directly or indirectly, by the Company and/or one or more other Subsidiaries of the Company.

            "Unrestricted Subsidiary" means (a) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with the "Unrestricted Subsidiaries" covenant and (b) any Subsidiary of an Unrestricted Subsidiary.

CERTAIN COVENANTS OF THE COMPANY

      Unless otherwise specified in the applicable Prospectus Supplement, the following covenants contained in the Indenture shall be applicable with respect to each series of Debt Securities:

            LIMITATION ON INVESTMENT COMPANY STATUS. The Company shall not take any action, or otherwise permit to exist any circumstance, that would require the Company or any of its subsidiaries to register as an "investment company" under the Investment Company Act of 1940, as amended.

            REPORTS. The Company will be required to file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15(d) of the Exchange Act. The Company will also be required (a) to file with the applicable Trustee, and provide to each holder of Debt Securities, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Debt Securities promptly upon written request.

EVENTS OF DEFAULT

      Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute "Events of Default" under the Indenture with respect to Debt Securities of any series (unless they are inapplicable to such series of Debt Securities or they are specifically deleted in the supplemental indenture or the Board Resolution under which such series of Debt Securities is issued or has been modified):

            (a) default in the payment of any interest on any Debt Security of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

            (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due;

            (c) failure to perform or comply with the Indenture provisions described under "Consolidation, Merger and Sale of Assets";

            (d) default in the performance, or breach, of any covenant or agreement of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with elsewhere therein), and continuance of such default or breach for a period of 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding as provided in the Indenture;

            (e) (i) an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of Debt of the Company or any Significant Subsidiary, which issue has an aggregate outstanding principal amount of not less than $___ million, and such default has resulted in such Debt becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable or (ii) a default in any payment when due at final maturity of any such Debt;

            (f) failure by the Company or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $___ million, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

            (g) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; or

            (h)   any other Event of Default specified for such series.

      If an Event of Default (other than as specified in clause (g) above) occurs and is continuing under the Indenture applicable to any series of Debt Securities, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of all of the outstanding Debt Securities of such series immediately due and payable and, upon any such declaration, such principal will become due and payable immediately.

      If an Event of Default specified in clause (g) above occurs and is continuing, then the principal of all of the outstanding Debt Securities of any series will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities of such series.

      At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series, by written notice to the Company and the Trustee, may rescind such declaration and its consequences if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all overdue interest on all Debt Securities of such series, (B) all unpaid principal of (and premium, if any, on) any outstanding Debt Securities of such series that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Debt Securities of such series,
(C) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Debt Securities of such series and, (D) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (ii) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Debt Securities of such series that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereto.

      The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all of the Debt Securities of such series, waive any past defaults under the Indenture, except a default in the payment of the principal of (and premium, if any on) or interest on any Debt Securities of such series, or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each such Debt Security outstanding.

      If a Default or an Event of Default occurs with respect to a series of Debt Securities and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Debt Securities of such series notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (and premium, if any, on) or interest on any Debt Securities of any series, the Trustee may withhold the notice to the holders of the Debt Securities of such series if a committee of its trust officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of such series.

      The Company is required to furnish to the Trustee annual statements as to the performance by the Company and any Subsidiary Guarantors (as defined in the Indenture) of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five days of any Default.

SATISFACTION AND DISCHARGE OF THE INDENTURE AND THE DEBT SECURITIES

      Upon the request of the Company, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer of the Debt Securities of any series outstanding under the Indenture, as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when (a) either (i) all the Debt Securities of any series theretofore authenticated and delivered (other than destroyed, lost or stolen Debt Securities of any series that have been replaced or paid and Debt Securities of any series that have been subject to defeasance under "Defeasance or Covenant Defeasance of Indenture") have been delivered to the Trustee for cancellation or (ii) all Debt Securities of any series not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose and in an amount sufficient to pay and discharge the entire Debt on such Debt Securities of any series not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Debt Securities of any series to the date of such deposit (in the case of Debt Securities of any series that have become due and payable) or to the Stated Maturity or Redemption Date (as defined in the Indenture), as the case may be; (b) the Company has paid or caused to be paid all sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION AND WAIVER

      Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate outstanding principal amount of the Debt Securities of any series to be offered under the Indenture; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security of such series affected thereby,

            (a) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Securities of such series, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Debt Securities of such series or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

            (b) reduce the percentage in principal amount of outstanding Debt Securities of such series, the consent of whose holders is required for any waiver of compliance with certain provisions of, or certain defaults and their consequences provided for under, the Indenture; or

            (c) modify any provisions relating to "--Modification and Waiver" except to increase the percentage of outstanding Debt Securities of such series required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security of such series affected thereby.

      The holders of a majority in aggregate principal amount of the Debt Securities of any series outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture with respect to such series.

CONSOLIDATION, MERGER AND SALE OF ASSETS

      The Company may not consolidate with or merge with or into any other person or, directly or indirectly, convey, sell, assign, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any other person (in one transaction or a series of related transactions), unless:

            (a) either (i) the Company is the surviving corporation or (ii) the person (if other than the Company) formed by such consolidation or into which the Company is merged or the person that acquires by sale, assignment, transfer, lease or other disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") (A) is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and (B) expressly assumes, by a supplemental indenture in form satisfactory to the Trustee, all of the Company's obligations under the Indenture and the Debt Securities;

            (b) immediately after giving effect to such transaction and treating any obligation of the Company or a Restricted Subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no Default or Event of Default has occurred and is continuing;

            (c) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or of the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

            (d) immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available, the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Debt (other than Permitted Debt (as defined in the Indenture)) pursuant to the first paragraph of any "Limitation on Debt" covenant applicable to any series of Debt Securities;

            (e) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of any "Limitation on Liens" covenant applicable to any series of Debt Securities are complied with; and

            (f) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such transaction complies with the requirements of the Indenture.

      In the event of any transaction described in and complying with the conditions listed in the first paragraph of this covenant in which the Company is not the continuing obligor under the Indenture, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company will be discharged from all its obligations and covenants under the Indenture and the Debt Securities.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

      If the Prospectus Supplement relating to the offered Debt Securities so provides, the Company may, at its option and at any time, terminate the obligations of the Company and any Subsidiary Guarantors with respect to the outstanding Debt Securities of any series ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Debt represented by the outstanding Debt Securities of such series, except for
(i) the rights of holders of outstanding Debt Securities of such series to receive payments in respect of the principal of (and premium, if any, on) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations to issue temporary Debt Securities of such series, register the transfer or exchange of any

Debt Securities of such series, replace mutilated, destroyed, lost or stolen Debt Securities of such series, maintain an office or agency for payments in respect of the Debt Securities of any series and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants set forth in the Indenture, and any failure to comply with such obligations would not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance").

      In order to exercise either defeasance or covenant defeasance, (a) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Debt Securities of a series, money in an amount, or U.S. Government Obligations (as defined in the Indenture) that through the scheduled payment of principal and interest thereon will provide money in an amount, or a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any, on) and interest on the outstanding Debt Securities of such series at maturity (or upon redemption, if applicable) of such principal or installment of interest; (b) no Default or Event of Default has occurred and is continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (g) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (c) such defeasance or covenant defeasance may not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; (d) in the case of defeasance, the Company must deliver to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in applicable federal income tax law, to the effect, and based thereon such opinion must confirm that, the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (e) in the case of covenant defeasance, the Company must have delivered to the Trustee an opinion of counsel to the effect that the Holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (f) the Company must have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

GOVERNING LAW

      The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

      The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received
in respect of any such claim as security or otherwise.   The Trustee will be
permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

      The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

                              PLAN OF DISTRIBUTION

      The Company may sell Debt Securities to or through underwriters or dealers, directly to other purchasers, or through agents. The Prospectus Supplement with respect to any Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, dealers or agents, the price of the offered Debt Securities and the net proceeds to the Company from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

      If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If a dealer is utilized in the sale of any Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

      Debt Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

      Each series of Debt Securities will be a new issue with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

      Underwriters, dealers, and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

      The validity of the Debt Securities offered hereby will be passed upon for the Company by Rogers & Wells, New York, New York and for any underwriters, dealers or agents by Shearman & Sterling, New York, New York.


                                    EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.

            The following table sets forth the expenses to be borne by the Company in connection with the offerings described in this Registration Statement. All such expenses other than the Securities and Exchange Commission registration fee are estimates.


            Securities and Exchange Commission          $30,304
            Registration Fee  . . . . . . . . . . .

            Trustees' Fees and Expenses . . . . . .           *
            Printing and Engraving Fees and Expenses          *

            Accounting Fees and Expenses  . . . . .           *

            Blue Sky Fees and Expenses  . . . . . .           *
            Legal Fees and Expenses . . . . . . . .           *

            Rating Agency Fees  . . . . . . . . . .           *
            Miscellaneous (including Listing
                  Fees, if applicable)  . . . . . .           *
                                                      ---------

                        Total                         $       *
                                                      =========

----------------

 * To be provided by amendment


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and certain settlements actually and reasonably incurred by them in connection with any action, suit or proceeding to which they are a party or threatened to be made a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The By-laws of the Company require the Company to indemnify each of its directors, officers and employees to the fullest extent permitted by law in connection with any actual or threatened action or proceeding arising out of his or her service to the Company or to other organizations at the Company's request.

      Section 102 of the DGCL and the Company's Certificate of Incorporation permit the Company to limit or eliminate a director's liability to the Company or its shareholders for monetary damages for breaches of fiduciary duty except that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

      The Company has directors and officers liability insurance. The insurance policy covers liability for claims made against directors and officers for their wrongful acts involving errors, misstatements, misleading statements or acts or omissions or neglect or breach of duty, while acting in their individual or collective capacities for any matter claimed against them solely by reason of their being directors or officers of the Company. The coverage includes damages, judgments, settlements and costs of legal actions, claims or proceedings and appeals therefrom but does not include fines or penalties imposed by law for matters which may be deemed uninsurable under the law.

ITEM 16.  EXHIBITS

      The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

Exhibit
Number                  Description of Exhibit
--------                ----------------------

1 The Form of Underwriting Agreement will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

4(a)*       Form of Indenture for Debt Securities.

4(b) The form or forms of Debt Securities with respect to each particular series of Debt Securities registered hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

5*          Opinion of Rogers & Wells.

12 Statement regarding computation of ratio of earnings to fixed charges.

23(a)       Consent of Deloitte & Touche LLP, Independent Public Accountants.

23(b)*      Consent of Rogers & Wells (included in Exhibit 5).

24          Power of Attorney (included in the signature pages hereto).

25* Statement of Eligibility of ____________, as Trustee under the Indenture on Form T-1.

----------------

* To be filed by amendment.


ITEM 17.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Debt Securities offered herein, and the offering of such Debt Securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Debt Securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of Debt Securities offered (if the total dollar value of Debt Securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the Debt Securities offered therein, and the offering of such Debt Securities at that time shall be deemed to be the initial bona fide offering thereof;

            (3) To remove from registration by means of a post-effective amendment any of the Debt Securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Doylestown, Commonwealth of Pennsylvania on November 27, 1996.




                                          DVI, INC.


                                          By: /s/ Michael A. O'Hanlon
                                             ---------------------------------
                                            Name: Michael A. O'Hanlon
                                            Title:President and
                                                  Chief Executive Officer



                               POWER OF ATTORNEY

      KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. O'Hanlon and Steven R. Garfinkel his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any and all registration statements for the same offering as is registered by this Registration Statement and that will be effective on filing pursuant to Rule 462(b) of the Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signatures                           Title                     Date
         ----------                           -----                     ----
   /s/Michael A. O'Hanlon             President, Chief            November 27, 1996
   ------------------------           Executive Officer and
   Michael A. O'Hanlon                Director




   /s/Steven R. Garfinkel             Executive Vice President    November 27, 1996
   ------------------------           and Chief Financial
   Steven R. Garfinkel                Officer (Principal
                                      Financial Officer).


         Signatures                           Title                       Date
         ----------                           -----                       ----
  /s/John P. Boyle                    Vice President and Chief     November 27, 1996
  -------------------------           Accounting Officer
  John P. Boyle                       (Principal Accounting
                                      Officer)



  /s/Gerald L. Cohn                   Director                     November 27, 1996
  -------------------------
  Gerald L. Cohn



  /s/William S. Goldberg              Director                     November 27, 1996
  -------------------------
  William S. Goldberg



  /s/John E. McHugh                   Director                     November 27, 1996
  -------------------------
  John E. McHugh



  /s/Harry T.J. Roberts               Director                     November 27, 1996
  -------------------------
  Harry T.J. Roberts



  /s/Nathan Shapiro                   Director                     November 27, 1996
  -------------------------
  Nathan Shapiro

                                EXHIBIT INDEX


Exhibit
Number                  Description of Exhibit
--------                ----------------------

1 The Form of Underwriting Agreement will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

4(a)*       Form of Indenture for Debt Securities.

4(b) The form or forms of Debt Securities with respect to each particular series of Debt Securities registered hereunder will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

5*          Opinion of Rogers & Wells.

12 Statement regarding computation of ratio of earnings to fixed charges.

23(a)       Consent of Deloitte & Touche LLP, Independent Public Accountants.

23(b)*      Consent of Rogers & Wells (included in Exhibit 5).

24          Power of Attorney (included in the signature pages hereto).

25* Statement of Eligibility of ____________, as Trustee under the Indenture on Form T-1.

----------------

* To be filed by amendment.